Secure Luggage Solutions Inc.
2375 East Camelback Road, 5th Floor
Phoenix, Arizona 85016
602.387.4035

June 18, 2010

United States Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
Mail Stop 3569

Attention:     J. Nolan McWilliams, Division of Corporation Finance

Re:     Secure Luggage Solutions, Inc.
Amendment No. 4 to the Registration Statement on Form S-1
Filed June 14, 2010
File No. 333-162518

Dear Mr. McWilliams:

In connection with the above-referenced amendment to our registration statement on Form S-1, we request the acceleration of the effective date of that registration statement as of June 25, 2010, at 3:00 p.m. Eastern Daylight Time.  We acknowledge that:

●	should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking action with respect to the filing;

●
the action of the Commission or the staff, acting pursuant to delegated authority, declaring the filing effective, does not relieve us from our full responsibility for the adequacy and accuracy of the disclosure in the filing; and

●	we may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Finally, you time, attention, and cooperation regarding this matter is appreciated significantly.  Of course, in the event you have additional questions or comments regarding this matter, please do not hesitate to contact us.  Thank you.

Sincerely,

Secure Luggage Solutions, Inc.,
a Delaware corporation

/s/ Donald G. Bauer
By: Donald G. Bauer

Its: President and Chief Executive Officer